Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
TerraForm Power, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑205337) and on Form S-1 (No. 333-221593) of TerraForm Power, Inc. of our report dated March 7, 2018, except for the ninth paragraph in Note 11 and the fourth and fifth paragraphs in Note 17, as to which the date is March 15, 2019, with respect to the consolidated balance sheet of TerraForm Power, Inc. and subsidiaries as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K of TerraForm Power, Inc.

/s/ KPMG LLP

McLean, Virginia
March 15, 2019